EXHIBIT 99.17
Media Release
Rio Tinto and Prysmian partner on sustainable supply of materials for the energy transition
30 October 2023

CHICAGO – Rio Tinto and cable solution provider Prysmian are partnering to build a more sustainable North American supply chain for materials needed to expand power grids for the energy transition.

Power generation from renewables in the U.S. is expected to increase from 21% in 2021 to 44% in 20501, requiring significant investments in power grids and boosting demand for innovative materials used in electrification projects.

To help satisfy this increased demand, Rio Tinto and Prysmian have signed a five-year supply agreement for low-carbon aluminium made with renewable hydropower from Rio Tinto’s Canadian operations. This agreement will support Prysmian’s decarbonization drive towards achieving its objective to be carbon neutral by 2050.

The companies have also signed a joint development agreement to leverage their technologies, research and development capabilities, and technical expertise to develop multi-material solutions in support of North America’s growing electrification demand.

Rio Tinto Vice President of Aluminium Sales Amy Abraham said: “We are proud to work together with Prysmian to strengthen their North American supply chain for aluminium produced to the highest sustainability standards and develop the materials needed to produce more advanced power cables. These types of products are critical for the power grid expansion that is needed for the transition to renewable energy sources and a low carbon future.”

Prysmian Group North America’s Chief Executive Officer Andrea Pirondini said: “It is an exciting time to work with Rio Tinto and source this green aluminium that will guide us towards a more sustainable value chain for cable production. At Prysmian, we prioritize collaboration with our customers and suppliers as we steer North America towards a greener future, leading in the sustainable energy transition. With strategic partners such as Rio Tinto, Prysmian is committed to achieving net-zero emissions across our entire value chain by 2050.”

1 U.S. Energy Information Administration, Annual Energy Outlook 2022, https://www.eia.gov/todayinenergy/detail.php?id=51698

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